Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 24, 2017. The following proposal was considered by the shareholders:

Proposal: To elect five (5) Trustees (James R. Boyle, William H. Cunningham, Grace K. Fey, Hassell H. McClellan and Gregory A. Russo) to serve for a three-year term ending at the 2020 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total votes	Total votes withheld
	for the nominee	from the nominee
Independent Trustees
William H. Cunningham	16,407,821.902	419,841.000
Grace K. Fey	16,404,506.841	423,156.061
Hassell H. McClellan	16,408,751.841	418,911.061
Gregory A. Russo	16,410,776.902	416,886.000
Non-Independent Trustee
James R. Boyle	16,412,218.902	415,444.000

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis, Craig Bromley1, Peter S. Burgess, Theron S. Hoffman, Deborah C. Jackson, James M. Oates, Steven R. Pruchansky, and Warren A. Thomson.

1 Effective June 15, 2017, Mr. Bromley no longer serves as a Trustee of the fund. Andrew G. Arnott has been appointed as a Trustee of the fund effective June 20, 2017. Mr. Arnott serves as a Trustee for a term expiring in 2019.